The Dreyfus Fund Incorporated

ANNUAL REPORT

December 31, 2007



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for The Dreyfus Fund Incorporated, covering the 12-month period from January 1, 2007, through December 31, 2007.

Looking back, 2007 was a year of significant change for the stock market. Turmoil in the sub-prime mortgage market, declining housing values and soaring energy prices sparked a "flight to quality" in which investors reassessed their attitudes toward risk. As a result, smaller, more speculative companies that had led the stock market over the past several years lost value over the second half of the year, while shares of larger, multinational growth companies returned to favor. Many financial services and consumer discretionary companies were hurt by repercussions from the sub-prime lending crisis and economic downturn, but energy and basic materials producers generally moved higher along with underlying commodity prices.

The turbulence of 2007 reinforced a central principle of successful investing: diversification. Investors with broad exposure to the world's stock and bond markets were better protected from the full impact of market volatility in areas that, earlier in the year, were among the bright spots at the time. As we look ahead, we believe that now may be the perfect time to meet with your financial advisor, who can help you plan and diversify your investment portfolio in a way that manages the potential opportunities and risks that may continue to arise in 2008.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through December 31, 2007, as provided by Sean P. Fitzgibbon, Portfolio Manager

Market and Fund Performance Overview

Global economic growth drove stock prices higher during 2007 despite concerns regarding turmoil in the sub-prime mortgage and slowing economic growth. The fund outperformed its benchmark primarily on the strength of individual stock selections in the technology, consumer discretionary, energy and basic materials areas.

For the 12-month period ended December 31, 2007, The Dreyfus Fund produced a total return of 7.89%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, provided a total return of 5.49% for the same period.[2]

The Fund's Investment Approach

The fund seeks long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. To pursue these goals, the fund focuses on large-capitalization U.S. companies with strong positions in their industries and catalysts that can trigger a price increase. We use fundamental analysis to create a broadly diversified portfolio composed of a blend of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. We select stocks based on how shares are priced relative to the underlying company's perceived intrinsic worth, the sustainability or growth of earnings or cash flow, and the company's financial health.

Stocks Posted Gains Despite Economic and Credit Concerns

Stocks advanced broadly over the first half of 2007 amid strong corporate earnings, moderate economic growth, stable short-term interest rates and robust mergers-and-acquisitions activity. However, market conditions changed dramatically over the second half of the year, when a credit crisis emanating from the sub-prime mortgage market spread to other areas of the financial markets. As investors reassessed their attitudes toward risk, they turned away from the smaller, more speculative stocks that previously led the market's advance. Instead, they began to favor the types of large, well-established companies in which the fund primarily invests, many of which benefited from their presence in robust overseas markets.

Our Sector Allocation and Security Selection Strategies Bolstered the Fund's Performance

The fund capitalized on these developments, outperforming the benchmark's technology component by focusing on companies that exhibited strong earnings momentum, which we believe is indicative of sustained growth. Online media giant Google climbed in response to robust Internet advertising revenues. Two other leading technology performers, Research In Motion and Apple, benefited from robust financial performance driven by new product introductions. The fund sold its position in Research In Motion late in the reporting period due to valuation concerns.

In the consumer discretionary sector, which generally suffered due to slumping consumer confidence, the fund adopted a defensive position that enabled it to outperform the benchmark. We allocated a relatively small percentage of the fund's assets to some of the more economically sensitive industries, such as automobiles, media and consumer durables. Instead, we focused on attractively valued consumer services providers, such as restaurant chain McDonald's, which delivered solid same-store sales growth; and Hilton Hotels, which was acquired by The Blackstone Group. The position in Hilton was sold during the reporting period.

The fund also outperformed its benchmark, albeit to a lesser degree, in energy and basic materials, the benchmark's top performing sectors. In the energy area, returns were bolstered by the fund's mildly overweighted sector exposure and an emphasis within the sector on oilfield services providers, such as ENSCO International and Diamond Offshore Drilling. The fund achieved gains in other individual holdings, such as Brazil's national oil company, Petroleo Brasileiro. Robust gains from global metals and minerals mining and processing firm Rio Tinto provided a significant boost to the fund's returns in the basic materials sector.

The financials sector was the only area in which the fund significantly underperformed its benchmark. We underestimated the magnitude of the credit problems that undermined a wide range of financial institutions. Notably weak holdings included Merrill Lynch & Co., CIT Group, AmeriCredit, Capital One Financial, Countrywide Financial and Radian Group. AmeriCredit, Countrywide, and Radian were sold during the reporting period.

Positioning the Fund for Slowing Economic Growth

As of the end of the reporting period, slower U.S. economic growth has put pressure on corporate earnings. However, we believe that action by the Federal Reserve Board is likely to limit the market's downturn, and that current valuations reflect the economy's weakness. We have positioned the fund for these conditions and to prepare for an eventual rebound by emphasizing what we believe are attractively valued companies that are likely to sustain earnings momentum.

The fund currently holds overweighted exposure to consumer staples stocks that meet our disciplined investment criteria. We also have found several opportunities in the retailing and consumer services areas, and we have increased the fund's overall consumer discretionary exposure to roughly a market weight. In contrast, we have allocated a smaller percentage of assets than the benchmark to financial holdings, where it has remained difficult to assess the full impact of sub-prime and consumer credit problems. We also have adopted underweighted exposure to health care companies that we believe could be adversely affected by regulatory trends and political developments in 2008.

January 15, 2008

---

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in The Dreyfus Fund Incorporated and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/07*

	1 Year	5 Years	10 Years
Fund	**7.89%**	**12.21%**	**4.50%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in The Dreyfus Fund Incorporated on 12/31/97 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Fund Incorporated from July 1, 2007 to December 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 3.68
Ending value (after expenses)	$1,002.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2007

Expenses paid per $1,000†	$ 3.72
Ending value (after expenses)	$1,021.53

† *Expenses are equal to the fund's annualized expense ratio of .73%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2007

Common Stocks–98.1%	Shares	Value ($)
Consumer Discretionary–9.2%		
Best Buy	242,570	12,771,310
Gap	603,100	12,833,968
International Game Technology	292,715	12,858,970
Johnson Controls	260,088	9,373,572
Marriott International, Cl. A	368,700	12,602,166
McDonald's	262,983	15,492,329
News, Cl. A	678,566	13,903,817
Omnicom Group	216,300	10,280,739
Ross Stores	222,130	5,679,864
Royal Caribbean Cruises	307,500	13,050,300
SK Equity Fund, LP (Units)	1.287 c	0
TJX Cos.	437,110	12,558,170
		131,405,205
Consumer Staples–13.0%		
Altria Group	436,549	32,994,373
Cadbury Schweppes, ADR	277,900	13,719,923
ConAgra Foods	413,239	9,830,956
CVS Caremark	381,606	15,168,838
Dean Foods	359,864 b	9,306,083
Estee Lauder, Cl. A	199,320	8,692,345
Molson Coors Brewing, Cl. B	221,202	11,418,447
Procter & Gamble	521,166	38,264,008
Smithfield Foods	271,863 b	7,862,278
SUPERVALU	212,632	7,977,953
Wal-Mart Stores	651,285	30,955,576
		186,190,780
Energy–14.5%		
Chevron	370,870	34,613,297
Diamond Offshore Drilling	111,450	15,825,900
ENI, ADR	204,260	14,794,552
ENSCO International	265,330	15,818,975
Exxon Mobil	77,937	7,301,918
Halliburton	252,912	9,587,894
Marathon Oil	158,880	9,669,437
Occidental Petroleum	310,350	23,893,846
Petroleo Brasileiro, ADR	242,040	27,892,690
Valero Energy	228,600	16,008,858

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
XTO Energy	624,525	32,075,604
		207,482,971
Financial—13.9%		
American Express	326,810	17,000,656
Bank of America	653,642	26,969,269
Capital One Financial	203,930	9,637,732
CapitalSource	462,260	8,131,153
CIT Group	304,730	7,322,662
Goldman Sachs Group	41,200	8,860,060
Hartford Financial Services Group	136,300	11,883,997
JPMorgan Chase & Co.	368,710	16,094,191
Lehman Brothers Holdings	138,150	9,040,536
Merrill Lynch & Co.	329,090	17,665,551
MetLife	265,800	16,378,596
PNC Financial Services Group	214,000	14,049,100
RenaissanceRe Holdings	139,800	8,421,552
Travelers Cos.	156,050	8,395,490
Wells Fargo & Co.	619,100	18,690,629
		198,541,174
Health Care—9.6%		
Baxter International	314,750	18,271,237
Covidien	162,365	7,191,146
Galen Partners II, LP (Units)	1.096 [c]	718,292
Hospira	293,600 [b]	12,519,104
Johnson & Johnson	230,160	15,351,672
Medtronic	351,040	17,646,781
Merck & Co.	337,700	19,623,747
Pfizer	602,140	13,686,642
Schering-Plough	501,290	13,354,366
Thermo Fisher Scientific	325,170 [b]	18,755,806
		137,118,793
Industrial—10.6%		
Allied Waste Industries	635,170 [b]	6,999,573
Dover	192,060	8,852,045
Eaton	223,280	21,646,996
Emerson Electric	442,930	25,096,414
General Electric	1,532,210	56,799,025

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
KBR	275,535 b	10,690,758
L-3 Communications Holdings	94,000	9,958,360
Tyco International	74,625	2,958,881
United Technologies	117,690	9,007,993
		152,010,045
Information Technology–16.3%		
Adobe Systems	252,020 b	10,768,815
Apple	125,390 b	24,837,251
Autodesk	202,210 b	10,061,970
Cisco Systems	1,184,843 b	32,073,700
Google, Cl. A	41,830 b	28,924,608
Hewlett-Packard	607,720	30,677,706
Intel	772,400	20,592,184
Microsoft	839,440	29,884,064
NVIDIA	170,879 b	5,813,304
Oracle	637,308 b	14,390,415
QUALCOMM	284,270	11,186,024
Texas Instruments	347,147	11,594,710
		230,804,751
Materials–3.6%		
Air Products & Chemicals	139,842	13,792,617
Allegheny Technologies	149,550	12,921,120
Freeport-McMoRan Copper & Gold	73,550	7,534,462
Rio Tinto, ADR	40,290	16,917,771
		51,165,970
Telecommunication Services–3.7%		
AT & T	563,700	23,427,372
Verizon Communications	670,120	29,277,543
		52,704,915
Utilities–3.7%		
Consolidated Edison	165,910	8,104,703
Dominion Resources	226,420	10,743,629
Sempra Energy	394,940	24,438,887
Southern	243,990	9,454,612
		52,741,831
Total Common Stocks		
(cost $1,116,873,057)		**1,400,166,435**

Other Investment—2.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $30,085,000)	30,085,000 [a]	**30,085,000**
Total Investments (cost $1,146,958,057)	**100.2%**	**1,430,251,435**
Liabilities, Less Cash and Receivables	**(.2%)**	**(2,596,623)**
Net Assets	**100.0%**	**1,427,654,812**

ADR—American Depository Receipts

[a] *Investment in affiliated money market mutual fund.*

[b] *Non-income producing security.*

[c] *Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $718,292 representing .05% of net assets (see below).*

Issuer	Acquisition Date	Purchase Price ($)†	Net Assets (%)	Valuation ($)††
Galen Partners II, LP (Units)	5/6/94-1/3/97	655,059	.05	655,059
SK Equity Fund, LP (Units)	3/8/95-9/18/96	260,693	0	0 per unit

† *Average cost per unit.*

†† *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*

Portfolio Summary (Unaudited)†††

	Value (%)		Value (%)
Information Technology	16.3	Consumer Discretionary	9.2
Energy	14.5	Telecommunication Services	3.7
Financial	13.9	Utilities	3.7
Consumer Staples	13.0	Materials	3.6
Industrial	10.6	Money Market Investment	2.1
Health Care	9.6		**100.2**

††† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2007

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments:		
Unaffiliated issuers	1,116,873,057	1,400,166,435
Affiliated issuers	30,085,000	30,085,000
Dividends and interest receivable		2,903,470
Receivable for shares of Common Stock subscribed		2,415
Prepaid expenses		13,310
		1,433,170,630
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		918,899
Cash overdraft due to Custodian		26,541
Payable for investment securities purchased		3,939,928
Payable for shares of Common Stock redeemed		390,070
Interest payable–Note 2		2,054
Accrued expenses		238,326
		5,515,818
Net Assets ($)		**1,427,654,812**
Composition of Net Assets ($):		
Paid-in capital		1,126,071,884
Accumulated undistributed investment income–net		4,067,900
Accumulated net realized gain (loss) on investments		14,221,650
Accumulated net unrealized appreciation (depreciation) on investments		283,293,378
Net Assets ($)		**1,427,654,812**
Shares Outstanding		
(500 million shares of $1 par value Common Stock authorized)		139,232,612
Net Asset Value, offering and redemption price per share ($)		**10.25**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $245,840 foreign taxes withheld at source):	
Unaffiliated issuers	33,626,645
Affiliated issuers	559,865
Income from securities lending	4,406
Total Income	**34,190,916**
Expenses:	
Management fee–Note 3(a)	9,525,972
Shareholder servicing costs–Note 3(a)	814,768
Prospectus and shareholders' reports	101,483
Custodian fees–Note 3(a)	101,397
Professional fees	95,709
Directors' fees and expenses–Note 3(b)	31,090
Registration fees	24,791
Loan commitment fees–Note 2	11,001
Interest expense–Note 2	4,235
Miscellaneous	31,129
Total Expenses	**10,741,575**
Investment Income–Net	**23,449,341**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	99,285,213
Net unrealized appreciation (depreciation) on investments	(10,118,758)
Net Realized and Unrealized Gain (Loss) on Investments	**89,166,455**
Net Increase in Net Assets Resulting from Operations	**112,615,796**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2007	2006
Operations ($):		
Investment income−net	23,449,341	19,044,286
Net realized gain (loss) on investments	99,285,213	170,636,320
Net unrealized appreciation (depreciation) on investments	(10,118,758)	16,553,377
Net Increase (Decrease) in Net Assets Resulting from Operations	**112,615,796**	**206,233,983**
Dividends to Shareholders from ($):		
Investment income−net	(22,714,721)	(18,402,073)
Net realized gain on investments	(115,980,523)	(157,453,675)
Total Dividends	**(138,695,244)**	**(175,855,748)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	8,344,402	8,593,911
Dividends reinvested	121,134,340	152,316,619
Cost of shares redeemed	(129,642,885)	(148,741,030)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(164,143)**	**12,169,500**
Total Increase (Decrease) in Net Assets	**(26,243,591)**	**42,547,735**
Net Assets ($):		
Beginning of Period	1,453,898,403	1,411,350,668
End of Period	**1,427,654,812**	**1,453,898,403**
Undistributed investment income−net	4,067,900	4,537,689
Capital Share Transactions (Shares):		
Shares sold	777,985	808,651
Shares issued for dividends reinvested	11,654,181	14,564,638
Shares redeemed	(11,987,694)	(13,934,097)
Net Increase (Decrease) in Shares Outstanding	**444,472**	**1,439,192**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	10.48	10.28	10.25	9.56	7.72
Investment Operations:					
Investment income−net[a]	.17	.14	.11	.11	.08
Net realized and unrealized gain (loss) on investments	.65	1.43	.43	.69	1.83
Total from Investment Operations	.82	1.57	.54	.80	1.91
Distributions:					
Dividends from investment income−net	(.17)	(.14)	(.11)	(.11)	(.07)
Dividends from net realized gain on investments	(.88)	(1.23)	(.40)	–	–
Total Distributions	(1.05)	(1.37)	(.51)	(.11)	(.07)
Net asset value, end of period	10.25	10.48	10.28	10.25	9.56
Total Return (%)	7.89	15.58	5.28	8.46	24.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.73	.74	.74	.75	.77
Ratio of net investment income to average net assets	1.60	1.35	1.13	1.18	.91
Portfolio Turnover Rate	44.08	54.66	58.50	66.66	55.14
Net Assets, end of period ($ x 1,000)	1,427,655	1,453,898	1,411,351	1,503,604	1,517,129

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

NOTE—Significant Accounting Policies:

The Dreyfus Fund Incorporated (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus ") serves as the portfolio's investment adviser. On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collaterals are either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended December 31, 2007, Mellon Bank earned $1,888 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended December 31, 2007.

The fund is not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At December 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $12,289,667, undistributed capital gains $7,732,850 and unrealized appreciation $281,560,412.

The tax characters of distributions paid to shareholders during the fiscal periods ended December 31, 2007 and December 31, 2006 were as follows: ordinary income $38,633,191 and $39,987,141 and long term capital gains $100,062,053 and $135,868,607, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2007 was approximately $74,800, with a related weighted average annualized interest rate of 5.66%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is payable monthly, based on the following annual percentages of the value of the fund's average daily net assets: .65% of the first $1.5 billion; .625% of the next $500 million; .60% of the next $500 million; and .55% over $2.5 billion.

The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes and brokerage commissions, exceed 1% of the value of the fund's average daily net assets for any full year. No expense reimbursement was required pursuant to the Agreement for the period ended December 31, 2007.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended December 31, 2007, the fund was charged $557,743 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, an affiliate of the Manager, under a custody agreement to provide custodial services for the fund. During the period ended December 31, 2007, the fund was charged $101,397 pursuant to the custody agreement.

During the period ended December 31, 2007, the fund was charged $4,821 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $781,326, custodian fees $39,983, chief compliance officer fees $3,616, and transfer agency per account fees $93,974.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2007, amounted to $640,272,567 and $779,467,607, respectively.

At December 31, 2007, the cost of investments for federal income tax purposes was $1,148,691,023; accordingly, accumulated net unrealized appreciation on investments was $281,560,412, consisting of $314,389,940 gross unrealized appreciation and $32,829,528 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees of
The Dreyfus Fund Incorporated

We have audited the accompanying statement of assets and liabilities of The Dreyfus Fund Incorporated, including the statement of investments as of December 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Fund Incorporated at December 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 15, 2008

For federal tax purposes, the fund also hereby designates 69.29% of the ordinary dividends paid during the fiscal year ended December 31, 2007 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2007, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $30,331,107 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also the fund hereby designates $.2105 per share as a long-term capital gain distribution and $.0375 per share as a short-term capital gain distribution of the $.3180 per share paid on June 29, 2007 and also the fund hereby designates $.5453 per share as a long-term capital gain distribution and $.0827 per share as a short-term capital gain distribution of the $.6670 per share paid on December 18, 2007.

At a meeting of the fund's Board of Directors held on July 19 and 20, 2007, the Board considered the re-approval for an annual period (through August 31, 2008) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail, no-load large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all large-cap core funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board noted that the fund's portfolio manager has been managing the fund since May 2005. The Board members discussed the results of the comparisons and noted that the fund's total return performance for periods ended May 31, 2007 was above the Performance Group median for all periods except the ten-year period and above the Performance Universe median for all periods except the five-year and ten-year periods. Dreyfus also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each of the calendar years for the prior ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's contractual management fee was at the Expense Group median and the actual fee was at the Expense Group and Expense Universe medians, and that the fund's expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds") and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's performance over the prior five years.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Clifford L. Alexander, Jr. (74)
Board Member (2003)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

Whitney I. Gerard (73)
Board Member (1973)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 28

————————

George L. Perry (73)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 26

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Lucy Wilson Benson, Emeritus Board Member
Arthur A. Hartman, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

The Dreyfus Fund Incorporated

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DREVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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